UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number          001-38740

Vapotherm, Inc.
(Exact name of registrant as specified in its charter)

100 Domain Drive, Exeter, NH 03833 Telephone: (603) 658-0011
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)        ☒

Rule 12g-4(a)(2)        ☐

Rule 12h-3(b)(l)(i)     ☒

Rule 12h-3(b)(1)(ii)   ☐

Rule 15d-6                 ☐

Rule 15d-22(b)          ☐

Approximate number of holders of record as of the certification or notice date:                   one (1)*

*

On September 20, 2024, pursuant to an Agreement and Plan of Merger, dated as of June 17, 2024, by and among Vapotherm, Inc., a Delaware corporation (“Company”), Veronica Holdings, LLC, a Delaware limited liability company (“Topco”), Veronica Intermediate Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of Topco (“Parent”), and Veronica Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), and as a result of the Merger, the separate corporate existence of Merger Sub ceased, and the Company continued as the surviving corporation of the Merger and as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Vapotherm, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VAPOTHERM, INC.

Date: September 25, 2024	By:	/s/ John Landry
		Name:	John Landry
		Title:	Senior Vice President and Chief Financial Officer